                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

Commission File Number: 000-26585

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1999
                 --------------------------------

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Musicmaker.com, Inc.
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Form Name if Applicable

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Address of Principal Executive Office (Street and Number)

1740 Broadway, 23rd Floor
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City, State and Zip Code

New York, NY 10019
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Registrant was unable to file its Annual Report on Form 10-K by the March 30, 2000 filing date. The delay in completing the financial statements is due to the Registrant's inability to complete its financial statements, provide the Registrant's auditors with certain information and the auditor's inability to complete their audit of the Company's financial statements within the required time period. Attached as Exhibit A is a statement from Ernst & Young LLP stating that the audit of the Company's financial statements cannot be completed timely.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Donald P. Creston, Esq.          (202)          429-3267
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                             Musicmaker.com, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2000                   By /s/  Mark Fowler
    ------------------------------        --------------------------------------
                                                Mark A. Fowler
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                   EXHIBIT A

                            ACCOUNTANT'S STATEMENT

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Musicmaker.com, Inc. on or about March 31, 2000, which contains notification of the Registrant's inability to file its Annual Report on Form 10-K by March 30, 2000. We have read the Company's statements contained in
Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1999, to be included in the Form 10-K.

                                          Very truly yours,

                                          /s/ ERNST & YOUNG LLP

McLean, Virginia
March 31, 2000

                                   EXHIBIT B

        Musicmaker anticipates a significant change in results of operations for the year ended December 31, 1999 as compared to be year ended December 31, 1998. Musicmaker issued a press release on February 24, 2000 announcing:

        (1) Net revenues were $1,044,000 for the year ended December 31, 1999 compared to $74,000 for the year ended December 31, 1998.

        (2) The net loss applicable to common shareholders (which includes non-cash charges related to the accretion for preferred stock warrants and amortization of license fees) was $27,035,000 or $(1.33) per common share for the year ended December 31, 1999 compared to $4,773,000, or $(0.94) per share for the previous year.

        (3) Non-cash charges related to the accretion for preferred stock warrants and amortization of license fees were $12,522,000 and $424,000 for the year ended December 31, 1999 and 1998, respectively.

        (4) Cash and cash equivalents at December 31, 1999 were $58,291,000 compared to $973,000 for December 31, 1998.